Exhibit 99.15

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Inc. Receives Health Canada Clearance for Phase II Hypertriglyceridemia Trial and Awards for Innovation

Laval, Québec, CANADA – June 30, 2011 – Acasti Pharma Inc. (Acasti) (TSX.V:APO), a subsidiary of Neptune Technologies & Bioressources Inc. (Neptune), has received a positive response from Health Canada regarding its previously announced Clinical Trial Application (CTA), thereby allowing the initiation of a phase II clinical trial with CaPre®.

Health Canada informed Acasti that there was no objection to Acasti’s proposed study based on the information and material provided to support the CTA.  Therefore, Acasti will initiate a phase II human clinical trial to investigate the use of CaPre® as a treatment for patients with dyslipidemia. Enrollment in the study is expected to commence in the next few weeks with results anticipated in 2012. The design of the study is a randomized, double blind, placebo controlled trial to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high, which distinguishes CaPre® from prescription drug fish oils labelled only to treat patients with very high levels of triglycerides.

“According to the American Heart Association (AHA), 16.2% of the U.S. population (more than 40 million Americans) has moderately high to very high triglyceride levels while only 1.1% (approximately 3 million Americans) has very high triglyceride levels.  Moreover, the AHA 2006 to 2010 statistical fact sheets updates reported that more than 145 million Americans have been diagnosed with cardiometabolic disorders.  According to the 2009 Heart Disease and Stroke Statistics Update, the estimated direct and indirect costs of cardiovascular disease and stroke in the United States totalled USD $475 billion, of which USD $52 billion was spent on medications.” indicated Pierre Lemieux, Chief Operating Officer. “We are pleased with Health Canada’s authorization, as it represents another hurdle cleared in Acasti’s clinical development plan towards positioning CaPre® as a first-in-class innovative regimen to help manage cardiometabolic disorders, representing vast and growing markets”, he added.

“This clinical regulatory approval is a major step towards value creation for Acasti shareholders which can be appreciated when benchmarking Acasti’s market value against other companies evolving in the same field”, stated Xavier Harland, Chief Financial Officer.  “We hope that this positive development will contribute to the success of Acasti’s recently announced Rights Offering”, he added.

“Receiving the CTA acceptance from Health Canada is a significant milestone resulting from more than two years of work by the Acasti Team, from product development to preclinical studies and submission”, said Tina Sampalis, President.  “It is worth noting that the risk of the Acasti clinical program is reduced due to our clinical trial results obtained over the years on CaPre®’s precursor and on accumulated preclinical data demonstrating the potential of CaPre® on cardiometabolic disorders, including a significant effect on lipid and glucose management. The CaPre® clinical phase II program will assess direct and complementary clinical outcomes associated with cardiometabolic disorders and will be supportive of additional clinical programs in Canada and in the U.S” she concluded.

Acasti recently received an award at the latest Genesis Gala held by BioQuebec, an association of biotech and life science companies from the Province of Quebec.  Acasti was awarded the Innovation Award of 2011 in recognition for the development of its pharmaceutical products in the Over-the-Counter (OTC) and Medical Food markets, respectively Vectos™ and Onemia™, as well as for its prescription drug candidate, CaPre®, currently in clinical development.  Acasti was also recently awarded with the Deka Innovation Award by The Hellenic Board of Trade of Metropolitan Montreal.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune (NASDAQ.NEPT – TSX-V.NTB) is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

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Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Bob Beaty
(888) 221-0915
bob@howardgroupinc.com
www.howardgroupinc.com
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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.